


S
FC

STANLEY FURNITURE COMPANY, INC.

2011 ANNUAL REPORT





PREMIUM WOOD FURNISHINGS FOR THE UPSCALE CONSUMER IN EVERY ROOM OF HER HOME.

Stanley
FURNITURE

The company's fashion furniture product line is marketed under the Stanley Furniture brand featuring a diversified product portfolio positioned for value in the premium segment of the wood residential market. Stanley Furniture products feature fashionable designs and artisanal finishes, styles from all major categories, heirloom quality craftsmanship and a wide assortment of items reaching into every available setting of today's upscale homes.


youngAmerica

The company's children's furniture product line is marketed under the Young America brand. A strong proponent of product safety and healthy choices for a child's room, Young America demonstrates these commitments through product and indoor air quality certifications surpassing those of any other brand. Young America children's furniture is exclusively Made in America where the company manufactures in one dedicated, environmentally-sustainable manufacturing facility in western North Carolina. Customizable finish options allow the upscale consumer to personalize purchases for her child.


LIVING ARCHITECTURE
DOMESTIC ART
THE LIGHT OF NEW YORK
TULIPS
Christian Dior

TO THE SHAREHOLDERS OF STANLEY FURNITURE COMPANY

When you look back on 2011, I hope you will view the number of changes incurred in our business as quite exceptional. We entered our 87th year with the largest restructuring effort in our history well under way. We finished the year with significantly reduced operating losses—profitable and repositioned for growth with one product line while further investing as part of a longer-term plan to differentiate and achieve sustainable profitability with our other. Additionally, we remain focused on a debt-free balance sheet and we ended the year with $17.3 million in cash, including restricted cash.

Distribution also continued to evolve, albeit more slowly. While our industry's last decade has certainly been defined by its manufacturing base shifting mostly offshore, I believe the next five years will be defined by how retail adapts to a consumer who has forever changed the way she shops for home furnishings.

Several factors in our industry have not changed. The industry's macro-level demand drivers continue to be benchmarked by housing and consumer confidence. While most indicators point to eventual improvement, the most likely possibility seems to be a longer, slower recovery. Additionally, differentiation in our industry continues to be rewarded. With so many vying for diminished consumer demand, the brands bringing unique offerings to market can still separate from the crowd. Lastly, the wood segment of the home furnishings industry continues to represent a more postponable purchase than does upholstery. However, we remain confident with the potential of our segment and the upscale consumers' desire for better case goods. As a strong niche player, we believe our company has substantial room for growth as the economy continues to improve.


Received SEC
MAR - 7 2012
Washington, DC 20549

HIGHLIGHTS

While not satisfied with our current state, we are pleased with our improvements. Highlights compared to the previous year include:

- Our financial results reflect the impact of our strategic decisions to align the manufacturing of both of our product lines with customer demands for differentiated product in the premium segment of the wood residential market.
- Our management team executed our plan in the face of both fierce competition and what most consider this industry's most challenging economic condition ever. This team remains intact and prepared to move the company forward. In addition, all associates both here and abroad, as well as our sales force, have contributed greatly to the company's progress.
- Our customers have remained patient and loyal. Changes to form a new company have not come without disruption, but our retail and interior design partners are now beginning to see the value in our new offerings and our support of their efforts to serve a changing marketplace.
- For the first time, we've begun to think as more than only a manufacturer. The digital age has given us the ability to educate the end-consumer about our brands, offer her the opportunity to purchase directly online or direct her to a preferred retailer where she can purchase our products locally and save. This initiative and others related to marketing our products should prove to be a meaningful asset to our company over time and should enable us to assist our best retailers with their challenges to increase traffic and sales. Using technology to help our customers become more profitable is a commitment we have made.
- Two distinguished and highly-respected people in our industry, our former President, CEO and Chairman and 40-plus-year associate, Albert L. Prillaman, and Robert G. Culp, Chairman of Culp, Inc., both retired from our Board after contributing an enormous amount of wisdom that resulted in much of our past success. Our Board, led by non-executive Chairman, Michael P. Haley, remains fully engaged in the oversight and execution of our strategy.

OUR STANLEY FURNITURE BRAND

Our fashion furniture line for the adult consumer is marketed under the Stanley Furniture brand. After our first year of supporting it exclusively through overseas manufacturing, it is profitable and its styles and finishes are making the brand known as the value alternative to the luxury market.

The success of the Stanley brand is based upon two critical factors. First, our target consumer must recognize our product as a superior value through styling and finish. We have and will continue to invest in the most talented product development and design professionals as well as design research. Second, dependability and speed to market remain areas where the industry on the whole continues to fall short of customer expectations. There is little differentiation from one furniture company to another in its ability to deliver on a timely basis from offshore manufacturing sources without excessive inventory exposure. There is opportunity for us to improve logistically and gain market share.

OUR YOUNG AMERICA BRAND

Our children's furniture line is marketed as Young America. Target customers here are very different, so our operations plan is different. Because we target a younger, often pregnant consumer shopping for her child, we believe Young America products must be domestically made in our own manufacturing facility to meet both a well-informed consumer's demands for product safety and the health of her child, but also her desires for color, choice and quality. In addition, our retailers are finding that this consumer, unlike the consumer for our Stanley brand, has a growing desire for certain products carrying the words "Made in USA".

Young America's success is also based upon two critical factors. First, through marketing we must educate parents and grandparents to recognize the brand's salient features. We have begun this effort connecting consumers online with retail stores. Second, we have not yet become profitable as a domestic manufacturer. This is the other key component to the brand's success. We are roughly half of the way through our journey to modernize our manufacturing processes and automate our domestic factory. We face additional hurdles related to product quality enhancements and new machinery installations throughout the coming year.

We are in control of this domestic operations effort to create a flexible manufacturing footprint that enables a more favorable cost structure, shorter lead times and higher inventory turns. Significant improvements were made in 2011 and will continue throughout the coming year. When completed, we believe this plan will result in an Internet-age brand ready for the younger consumer supported by a product offering difficult to duplicate from Asia.

INVESTING FOR SUSTAINABLE RETURNS

Last year—in the face of widespread pessimism about our economy and our plan to manufacture domestically—we demonstrated our enthusiasm for the potential of our Young America brand through capital investment to reinvent a manufacturing process in Robbinsville, NC. We believe this domestic facility can compete globally and help the Young America brand occupy a meaningful space in the children's furniture marketplace worldwide. In 2011, we invested $4.2 million in new machinery and equipment and in 2012 we will invest another $4 to $5 million to sufficiently automate this plant.

In addition, our customers currently require better information supporting the sale and delivery of our products. We are planning to invest approximately $3 million over the next two years in new systems that will make doing business with our company more desirable as we enter 2013.

OUTLOOK

Our near-term outlook on consumer demand in the premium segment remains unfavorable, but certainly more favorable than a year ago. I will also readily admit to the challenges that lie ahead for our company—and our industry—as we have much work to do and we have not yet seen sustainable signs of a recovery in either housing or consumer confidence.

In closing, we believe we are better positioned for growth than we have been in years, and we also anticipate reaching operational profitability at some point in the second half of this year. Your patience as an owner throughout our restructuring period and moving forward as we solidify a sustainable path to profitability is very much appreciated. As a result of your confidence in us, we can capitalize on the opportunities that lie ahead.

Sincerely,





GLENN PRILLAMAN
PRESIDENT & CHIEF EXECUTIVE OFFICER
STANLEY FURNITURE COMPANY, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Commission file number 0-14938

STANLEY FURNITURE COMPANY, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	54-1272589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4100 Mendenhall Oaks Parkway, Suite 200, High Point, North Carolina, 27265
(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: (276) 627-2010
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.02 per share	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ( ) No (x)

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ( ) No (x)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes (x) No ( )

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.504 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act, (check one):
Large accelerated filer ( ) Accelerated filer () Non-accelerated filer (x) Smaller reporting company ( )
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ( ) No (x)

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant based on the closing price on June 30, 2011: $57 million.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of January 29, 2012:

Common Stock, par value $.02 per share	14,524,015
(Class of Common Stock)	Number of Shares

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for our Annual Meeting of Stockholders scheduled for April 18, 2012 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

We are a leading designer, manufacturer and importer of wood furniture in the premium segment of the residential market. We offer two major product lines that diversify us across all major style and product categories within our segment. Our fashion furniture line for the adult market is sold under the Stanley Furniture brand while our children's furniture is sold under the Young America brand. Our product depth and extensive style selection makes us a complete wood furniture resource for retailers and interior designers serving the upscale consumer. To support our customers and cater to the specific factors which drive consumer demand for our two branded product lines, we have implemented distinct operating strategies for each brand. An import model serves the demands of the Stanley Furniture customer, while a domestic manufacturing model supports Young America.

Products

Our Stanley Furniture brand, is marketed as upscale home furnishings which differentiate from other products in the market through styling and finish execution as well as wide selections for the entire home including dining, bedroom, home office, home entertainment, and accent items. We believe the end consumer for the Stanley Furniture brand is typically a mature, affluent consumer who values the interior aesthetics of her home.

Our Young America brand is marketed as the trusted brand for child safety. Controlling its production in our North Carolina manufacturing facility allows us to proudly market a product "Made in the USA", which we believe our customers associate with a higher level of product safety and quality. Additionally, certain products have achieved third party certifications for both indoor air quality and product safety. Product selection through color and choice also differentiate the Young America brand and attract the consumer wishing to customize her purchase and make an investment in furniture that grows with her child from crib to college and beyond. While the typical consumer purchasing Young America is a parent between the ages of 25 and 40, grandparents are often involved in the purchase.

We believe that the diversity of our product lines enables us to anticipate and address changing consumer preferences and provide retailers a complete wood furniture resource in the premium segment. We believe that our products represent good value and that the quality and design of our furniture combined with our broad selection and dependable service differentiates our products in the marketplace.

We provide products in a variety of woods and finishes. Our products are designed to appeal to a broad range of consumer tastes in the premium segment and cover all major style categories including traditional, continental, contemporary, transitional and cottage designs.

We continually design and develop new styles to replace those discontinued and, if desired, to expand our product lines. Our product design process begins with marketing personnel identifying customer preferences and marketplace trends and conceptualizing product ideas. A variety of sketches are produced, usually by company designers, from which prototype furniture pieces are built for review prior to full-scale engineering and production. We consult with our marketing and operations personnel, core suppliers, independent sales representatives and selected customers throughout this process and introduce our new product designs primarily at the fall and spring international furniture markets.

Distribution

We have developed a broad domestic and international customer base and sell our furniture mainly through independent sales representatives to independent furniture stores, interior designers, smaller specialty retailers, regional furniture chains, buying clubs and e-tailers. We believe this broad network reduces exposure to fluctuations in regional economic conditions and allows us to capitalize on emerging channels of distribution. We offer tailored marketing programs to address each specific distribution channel.

The primary marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a furniture market is held in High Point, North Carolina, which is attended by the majority of our retail customer base and is regarded by most of the industry as the most important international market. We utilize showroom space at this market to introduce new products, increase retail placements of existing products and test concepts for future products and services.

In 2011, we sold product to approximately 2,300 customers and recorded approximately 11% of our sales from international customers. No single customer accounted for more than 10% of our sales in 2011 and no part of the business is dependent upon a single customer, the loss of which would have a material effect on our business. The loss of several major customers could have a material impact on our business.

Manufacturing and Offshore Sourcing

In 2010, we announced a change in strategy in our manufacturing and sourcing for each of our brands. We believe this move better aligns the operations and associated cost structures with the driving forces of demand for each product line.

Stanley Furniture

We ceased manufacturing at our Stanleytown, Virginia facility in December 2010 completing the transformation of the Stanley Furniture product line to a completely sourced operations model in 2011. With this transition, we developed a support organization in Asia to manage vendor relationships, sourcing decisions, engineering and quality control. While we operate solely as a purchaser, we maintain a presence in each of our partners' factories.

We are subject to the usual risks inherent in importing products manufactured abroad, including, but not limited to, supply disruptions and delays, currency exchange rate fluctuations, economic and political developments and instability, as well as the laws, policies and actions of foreign governments and the United States affecting trade, including tariffs.

Our Stanley Furniture product line is imported from a small number of specialized furniture manufacturers in Southeast Asia, primarily in Indonesia and Vietnam. A sudden disruption in our supply chain from any of our strategic vendors could significantly compromise our ability to fill customer's orders. If a disruption were to occur, we believe we would have sufficient inventory to meet a portion of demand for approximately three to four months. We believe that we could source any impacted products from other strategic suppliers but could potentially experience service gaps and short-term increases in cost.

We enter into standard purchase arrangements with certain overseas suppliers for finished goods inventory to support our Stanley Furniture product line. The terms of these arrangements are customary for our industry and do not contain any long-term purchase obligations. We generally negotiate firm pricing with our foreign suppliers in U.S. Dollars for a term of one year. We accept exposure to exchange rate movement after this period and do not use any derivative instruments to manage currency risk. We generally expect to recover any substantial price increases from these suppliers in the price we charge for these goods.

Young America

In 2011, we continued our efforts to improve operations in our Robbinsville, North Carolina manufacturing facility to support the Young America product line as the trusted brand for child safety, color and choice, quick delivery, and quality to better differentiate our children's furniture in the marketplace. Late in 2010, we completed the consolidation of all Young America manufacturing into this facility and have since focused our efforts and capital on modernizing and automating the factory.

Domestic manufacturing supports our product and distribution strategy allowing us to drive continuous improvement in product safety, quality and customer service, while offering maximum choice and customization with minimum inventory. Our domestic manufacturing strategy includes:

- Smaller, more frequent and cost-effective production runs,
- Standardized engineering to improve quality and lower cost,
- Identification and elimination of manufacturing bottlenecks and waste,
- Use of cellular manufacturing in the production of components, and
- Improved relationships with a core group of suppliers.

In addition, we continue to involve all personnel and vendor partners in the improvement of the manufacturing, assembly and finishing processes by encouraging an open and collaborative environment that embraces continuous improvement.

Warehousing and Delivery

We warehouse Young America products in our manufacturing facility in North Carolina and lease three warehouse facilities to support the Stanley Furniture product line. We consider our facilities to be generally modern, well equipped and well maintained.

Production of our two product lines is scheduled based upon both actual and forecasted demand. To support our service objectives, we plan to maintain a higher inventory of imported products compared to those manufactured domestically. We ship the majority of orders within 30 days from receipt of order. Our backlog of unshipped orders was $11.6 million at December 31, 2011 and $11.0 million at December 31, 2010.

Raw Materials

Virtually all raw materials we use support the domestic manufacturing of our Young America product line. The principal materials used include lumber, plywood, veneers, particle board, hardware, glue, finishing materials, glass products, laminates, and metals. We use two main species of lumber: poplar and maple. Domestic lumber availability and prices fluctuate over time based primarily on supply and demand.

Our five largest raw material suppliers accounted for approximately 51% of our purchases in 2011. We believe we keep adequate inventory of lumber and other supplies to maintain production levels. We believe that our sources of supply for these materials are adequate and that we are not dependent on any one supplier.

Competition

The furniture industry is highly competitive and includes a large number of competitors, none of which dominates the market. In addition, competition has significantly increased as the industry's worldwide manufacturing capacity remains relatively underutilized due to a lack of demand driven by the ongoing economic recession and its impact on housing. Significant manufacturing capacity was added during the housing boom that our economy experienced pre-recession. This excess capacity has created intense downward price pressure as industry participants attempt to generate sales to better utilize their manufacturing capacity. The vast majority of our competitors own manufacturing facilities abroad or source finished goods from Asian suppliers.

The markets in which we compete include a large number of relatively small manufacturers. However, certain competitors have substantially greater sales volume and financial resources compared to us. Competitive factors in the premium segment include design, quality, service, selection, price, and for our Young America brand, child safety. We believe the changes to our operational strategy, our long-standing customer relationships and customer responsiveness, our consistent support of high-quality and diverse product lines, and our mixture of youth and experience in our management team are all competitive advantages.

Associates

At December 31, 2011, we employed 540 associates domestically and 55 associates overseas. We consider our relationship with our associates to be good. None of our associates are represented by a labor union.

Trademarks

Our trade names represent many years of continued business, and we believe these names are well recognized and associated with excellent quality and styling in the furniture industry. We own a number of trademarks and design patents, none of which are considered to be material.

Governmental Regulations

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. Compliance with these laws and regulations has not in the past had any material effect on our earnings, capital expenditures or competitive position. However, the impact of such compliance in the future cannot be predicted. We believe that we are in material compliance with applicable federal, state and local safety, health and environmental regulations.

Forward-Looking Statements

Certain statements made in this report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "may," "will," "should," or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect our reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include our success in profitably producing Young America products in our domestic manufacturing facility, disruptions in foreign sourcing including those arising from supply or distribution disruptions or those arising from changes in political, economic and social conditions, as well as laws and regulations, in countries from which we source products, international trade policies of the United States and countries from which we source products, lower sales due to worsening of current economic conditions, the cyclical nature of the furniture industry, business failures or loss of large customers, the inability to raise prices in response to inflation and increasing costs, failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner, competition in the furniture industry including competition from lower-cost foreign manufacturers, the inability to obtain sufficient quantities of quality raw materials in a timely manner, environmental, health, and safety compliance costs, failure or interruption of our information technology infrastructure, limited use of operating loss carry forwards due to ownership change and extended business interruption at our manufacturing facility. In addition, we have made certain forward looking statements with respect to payments we expect to receive under the Continued Dumping and Subsidy Offset Act, which are subject to the risks and uncertainties described in our discussion of those payments that may cause the actual payments to differ materially from those in the forward looking statements. Any forward-looking statement speaks only as of the date of this filing, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Available Information

Our principal Internet address is www.stanleyfurniture.com. We make available free of charge on this web site our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing, telephoning, faxing or e-mailing us at the following address, telephone number, fax number or e-mail address.

Stanley Furniture Company, Inc.
4100 Mendenhall Oaks Parkway, Suite 200
High Point, North Carolina 27265
Attention: Mr. Micah S. Goldstein
Telephone: 276-627-2565, Fax: 276-629-5114
Or e-mail your request to: Investor@Stanleyfurniture.com

Item 1A. Risk Factors

Our results of operations and financial condition can be adversely affected by numerous risks. You should carefully consider the risk factors detailed below in conjunction with the other information contained in this document. Should any of these risks actually materialize, our business, financial condition and future prospects could be negatively impacted.

Our strategic decision to transition our Young America children's furniture product line from a blended manufacturing base comprised of both our own domestic factories and foreign sources to a completely domestic manufacturing platform utilizing only our Robbinsville, NC facility has, and will in the near term, increase our capital investment requirements and operating expenses. If we are not successful in the implementation of this strategy, we may experience disruptions to our operations that may result in a decline in revenues and liquidity; and an increase in our operating expenses.

We believe our decision to manufacture all children's furniture products in our North Carolina facility was necessary to regain control of our entire production process and position and differentiate the Young America brand through product safety, color and choice, quick delivery and the cache that products "Made in USA" bring at retail in our premium segment. This transition has increased operating expenses due to the disruption caused by the transition of approximately one-third of our Young America product line from overseas sources to our domestic manufacturing facility. We expect long-term benefits as we distinguish our Young America product line from overseas competition in the marketplace. If we are unsuccessful in implementing this strategy and do not lower our overall operating expenses through process improvements and capital investments, we may experience disruptions in our operations that may result in a decline in revenues and liquidity and an increase in operating expenses.

We may experience asset impairment or other charges, as well as a decrease in revenues, if our strategy to improve operating efficiencies to achieve a profitable Young America product line is not successful or if our marketing strategy for this product line is unsuccessful.

If we do not achieve operating efficiencies sufficient to profitably manufacture our Young America product line domestically, or if our marketing strategy for this product line is unsuccessful, we may need to reposition our Young America product line, consider closing our Robbinsville facility and transition the manufacturing of Young America products to other sources, or we may need to cease production of our Young America product line altogether. In this event, we could experience asset impairment or other restructuring charges. In addition, if any of these actions are necessary, they could affect our ability to meet product demand which may in turn negatively impact customer relations and result in loss of market share.

As a result of our reliance on foreign sourcing for our Stanley Furniture product line:

- **Our ability to service customers could be adversely affected and result in lower sales, earnings and liquidity.**

  Our supply of goods could be interrupted for a variety of reasons. A natural disaster or other causes of physical damage to any one of our sourcing partners' factories could interrupt production for an extended period of time. Our sourcing partners may not supply goods that meet our manufacturing, quality or safety specifications, in a timely manner and at an acceptable price. We may reject goods that do not meet our specifications, requiring us to find alternative sourcing arrangements at a higher cost, or may force us to discontinue the product. Also, delivery of goods from our foreign sourcing partners may be delayed for reasons not typically encountered with domestic manufacturing or sourcing, such as shipment delays caused by customs or labor issues.

- **Our ability to properly forecast consumer demand on product with extended lead times could result in lower sales, earnings and liquidity.**

  Our use of foreign sources exposes us to risks associated with forecasting future demand on product with extended order lead time. Extended order lead times may adversely affect our ability to respond to sudden changes in demand, resulting in the purchase of excess inventory in the face of declining demand, or lost sales due to insufficient inventory in the face of increasing demand, either of which would also have an adverse effect on our sales, earnings and liquidity.

- **Changes in political, economic and social conditions, as well as laws and regulations, in the countries from which we source products could adversely affect us.**

  Foreign sourcing is subject to political and social instability in countries where our sourcing partners are located. This could make it more difficult for us to service our customers. Also, significant fluctuations of foreign exchange rates against the value of the U.S. dollar could increase costs and decrease earnings. In addition, an outbreak of the avian flu or similar epidemic in Asia or elsewhere may lower our sales and earnings by disrupting our supply chain in the countries impacted.

- **International trade policies of the United States and countries from which we source products could adversely affect us.**

  Imposition of trade sanctions relating to imports, taxes, import duties and other charges on imports could increase our costs and decrease our earnings.

We may not be able to sustain sales, earnings and liquidity levels due to economic downturns.

The furniture industry historically has been cyclical in nature and has fluctuated with economic cycles including the current economic recession. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. We believe that the industry is significantly influenced by economic conditions generally and particularly by housing activity, consumer confidence, the level of personal discretionary spending, demographics and credit availability. These factors not only affect the ultimate consumer, but also impact furniture retailers, which are our primary customers. As a result, a worsening of current conditions could further lower our sales and earnings and impact our liquidity.

Business failures, or the loss, of large customers could result in a decrease in our future sales and earnings.

Although we have no single customer representing 10% or more of our total annual sales, the possibility of business failures, or the loss, of large customers could result in a decrease of our future sales and earnings. Lost sales may be difficult to replace and any amounts owed to us may become uncollectible.

We may not be able to maintain or to raise prices in response to inflation and increasing costs.

Future market and competitive pressures may prohibit us from successfully raising prices to offset increased costs of finished goods, raw materials, freight and other inflationary items. This could lower our earnings.

Failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner could result in a decrease in our sales and earnings.

Residential furniture is a fashion business based upon products styled for a changing marketplace and is sometimes subject to rapidly changing consumer trends and tastes. If we are unable to predict or respond to changes in these trends and tastes in a timely manner, we may lose sales and have to sell excess inventory at reduced prices. This could lower our sales and earnings.

We may not be able to sustain current sales and earnings due to the actions and strength of our competitors.

The furniture industry is very competitive and fragmented. We compete with many domestic and overseas manufacturers. Competition from overseas producers has increased dramatically in recent years, with most residential wood furniture sold in the United States now coming from imports. These overseas producers typically have lower selling prices due to their lower operating costs and often replicate our designs closely enough to attract a portion of our customer base, but not closely enough to warrant legal action that would result in any substantial effect towards thwarting this practice. In addition, some competitors have greater financial resources than we have and often offer extensively advertised, highly promoted products. As a result, we are continually subject to the risk of losing market share, which may lower our sales and earnings.

We may not be able to obtain sufficient quantities of quality raw materials in a timely manner, which could result in a decrease in our sales and earnings.

Because we are dependent on outside suppliers for all of our raw material needs, we must obtain sufficient quantities of quality raw materials from our suppliers at acceptable prices and in a timely manner. We have no long-term supply contracts with our key suppliers. Unfavorable fluctuations in the price, quality and availability of these raw materials could negatively affect our ability to meet the demands of our customers and could result in a decrease in sales and earnings.

Future cost of compliance with environmental, safety and health regulations could reduce our earnings.

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. The timing and ultimate magnitude of costs for compliance with environmental, health and safety regulations are difficult to predict and could reduce our earnings.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure.

The proper functioning of our information technology infrastructure is critical to the efficient operation and management of our business. If our information technology systems fail or are interrupted, our operations may be adversely affected and operating results could be harmed. Over the next two years, we are pursuing an initiative to improve our information technology infrastructure. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time and resources. Our information technology systems, and those of third parties providing service to us, may also be vulnerable to damage or disruption caused by circumstances beyond our control. These include catastrophic events, power anomalies or outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access and cyber attacks. Any material disruption, malfunction or similar challenges with our information technology infrastructure, or disruptions or challenges relating to the transition to new processes, systems or providers, could have a material adverse effect on the operation of our business and our results of operations.

An "ownership change" could limit the use of our net operating loss carry forwards and decrease a potential acquirer's valuation of our business, both of which could decrease our liquidity and earnings.

If an "ownership change" occurs pursuant to applicable statutory regulations, we are potentially subject to limitations on the use of our net operating loss carry forwards which in turn could adversely impact our future liquidity and profitability. The limitations triggered by an "ownership change" could also decrease a potential acquirer's valuation of our business and discourage a potential acquirer. In general, an "ownership change" would occur if there is a cumulative change in the ownership of our common stock of more than 50 percentage points by one or more "5% shareholders" during a three-year test period.

Extended business interruption at our manufacturing facility could result in reduced sales.

Furniture manufacturing creates large amounts of highly flammable wood dust. Additionally, we utilize other highly flammable materials such as varnishes and solvents in our manufacturing processes and are therefore subject to the risk of losses arising from explosions and fires. Our inability to fill customer orders during an extended business interruption could negatively impact existing customer relationships resulting in the loss of market share.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is certain information with respect to our principal properties. We believe that all these properties are well maintained and in good condition. A majority of our production and distribution facilities are equipped with automatic sprinkler systems and modern fire protection equipment, which we believe are adequate. All facilities set forth below are active and operational. Production capacity and the utilization of our Robbinsville manufacturing facilities is difficult to quantify as we continue to modernize and increase its available capacity.

Location	Primary Use	Approximate Facility Size (Square Feet)	Owned or Leased
Stanleytown, VA	Warehouse and Office Space	950,000(1)	Leased
Robbinsville, NC	Manufacturing/ Distribution	562,100	Owned
Martinsville, VA	Distribution	300,000	Leased
High Point, NC	Office Space	5,600	Leased
High Point, NC	Showroom	51,000	Leased
Vietnam	Distribution	50,000	Leased

(1) Distribution utilization as of December 31, 2011 was approximately 75% of leased square footage. We expect to be at approximately 50% by the end of the first half of 2012.

Item 3. Legal Proceedings

In the normal course of business, we are involved in claims and lawsuits none of which currently, in our opinion, will have a material adverse affect on our consolidated financial statements.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Our executive officers and their ages as of January 1, 2012 are as follows:

Name	Age	Position
Glenn Prillaman	40	President and Chief Executive Officer
Micah S. Goldstein	41	Chief Operating and Financial Officer

Glenn Prillaman has been President, Chief Executive Officer since February 2010. Mr. Prillaman was President and Chief Operating Officer from August 2009 until February 2010. He was our Executive Vice President – Marketing and Sales from September 2008 until August 2009. He held the position of Senior Vice President – Marketing and Sales from September 2006 until September 2008 and was our Senior Vice President – Marketing/Sales – Young America® from August 2003 to September 2006. Mr. Prillaman held various management positions in product development from June 1999 to August 2003.

Micah S. Goldstein has been Chief Operating Officer since August 2010 and has also served as Chief Financial Officer since December 2010. From January 2006 until August 2010, Mr. Goldstein was President and Chief Executive Officer of Bri-Mar Manufacturing, LLC, a manufacturer of hydraulic equipment trailers.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the Nasdaq Stock Market ("Nasdaq") under the symbol **STLY.** The table below sets forth the high and low sales prices per share, for the periods indicated, as reported by Nasdaq.

	2011			2010		
	High	**Low**	**Dividends Paid**	High	Low	Dividends Paid
First Quarter	**$6.13**	**$3.15**	**-**	$11.12	$7.50	-
Second Quarter	**5.87**	**4.04**	**-**	11.14	4.01	-
Third Quarter	**4.75**	**2.90**	**-**	4.29	3.35	-
Fourth Quarter	**3.60**	**2.50**	**-**	4.00	2.98	-

As of January 20, 2012, we have approximately 2,300 beneficial stockholders. On January 28, 2009, our Board of Directors voted to suspend quarterly cash dividend payments. Our dividend policy and the decision to suspend dividend payments is subject to review and revision by the Board of Directors and any future payments will depend upon our financial condition, our capital requirements and earnings, as well as other factors the Board of Directors may deem relevant.

Performance Graph

The following graph compares cumulative total stockholder return for our company with a broad performance indicator, the Nasdaq Market index (an industry index) and a Peer group index for the period from December 31, 2006 to December 31, 2011.


COMPARISON OF CUMULATIVE TOTAL RETURN (1)
STANLEY FURNITURE COMPANY INC.,
$120
$100
$80
$60
$40
$20
$0
DOLLARS
2006
2007
2008
2009
2010
2011
Stanley Furniture Company, Inc.
NASDAQ Market Index (2)
Household Furniture Index (3)
Previous Peer Group Index (4)

(1) The graph shows the cumulative total return on $100 invested at the market close on December 31, 2006, the last trading day in 2006, in common stock or the specified index, including reinvestments of dividends.
(2) Nasdaq Market Index as prepared by Zacks Investment Research, Inc.
(3) Household Furniture Index as prepared by Zacks Investment Research, Inc. consists of SIC Codes 2510 and 2511. At January 14, 2012, Zacks Investment Research, Inc. reported that these two SIC Codes consisted of Bassett Furniture Industries, Inc., Chromcraft Revington, Inc., Dorel Industries, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Furniture Brands International, Inc., Hooker Furniture Corporation, Industrie Natuzzi ADR, Krause's Furniture, Inc., La-Z-Boy, Inc., Leggett & Platt, Inc., Rowe Companies, Sealy Corp., Select Comfort Corp., Stanley Furniture Company, Inc. and Tempur Pedic International, Inc. We have selected the Household Furniture Index because Peer Group Index we have previously used consisting of SIC Codes 2511 and 2512, now only consists of three companies other than Stanley Furniture Company, Inc.
(4) Previous Peer Group Index as prepared by Zacks Investment Research, Inc. consists of SIC Codes 2511 and 2512. At January 14, 2012, Zacks Investment Research, Inc. reported that these two SIC Codes consisted of Bassett Furniture Industries, Dorel Industries, Inc., Ethan Allen Interiors, Inc. and Stanley Furniture Company, Inc.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2011:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	1,814,956	$6.39	178,696

Item 6. Selected Financial Data

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Income Statement Data:					
Net sales	**$104,646**	$137,012	$160,451	$226,522	$282,847
Cost of sales (1)	**92,175**	153,115	158,695	197,995	240,932
Gross profit (loss)	**12,471**	(16,103)	1,756	28,527	41,915
Selling, general and administrative expenses (2)	**19,250**	20,625	26,666	32,375	34,578
Goodwill impairment charge		9,072			
Pension plan termination charge					6,605
Operating income (loss)	**(6,779)**	(45,800)	(24,910)	(3,848)	732
Income from Continued Dumping and Subsidy Offset Act, net	**3,973**	1,556	9,340	11,485	10,429
Other income, net	**112**	25	160	308	265
Interest expense, net	**2,330**	3,534	3,703	3,211	2,679
Income (loss) before income taxes	**(5,024)**	(47,753)	(19,113)	4,734	8,747
Income taxes (benefit)	**1**	(3,963)	(7,362)	998	2,845
Net income (loss)	**$ (5,025)**	$(43,790)	$ (11,751)	$ 3,736	$ 5,902
Basic Earnings (loss) Per Share:					
Net income (loss)	**$ (.35)**	$ (4.11)	$ (1.14)	$ .36	$ .56
Weighted average shares	**14,345**	10,650	10,332	10,332	10,478
Diluted Earnings (loss) Per Share:					
Net income (loss)	**$ (.35)**	$ (4.11)	$ (1.14)	$ .36	$ .55
Weighted average shares	**14,345**	10,650	10,332	10,332	10,677
Cash dividends paid per share	**$**	$	$	$ .40	$ .40
Balance Sheet and Other Data:					
Cash	**$ 15,700**	$ 25,532	$ 41,827	$ 44,013	$ 31,648
Inventories	**31,084**	25,695	37,225	47,344	58,086
Working capital	**46,066**	52,769	87,277	97,059	91,852
Total assets	**80,608**	88,396	150,462	165,871	173,731
Capital leases	**852**				
Long-term debt including current maturities			27,857	29,286	30,714
Stockholders' equity	**57,040**	61,795	92,847	103,108	102,851
Capital expenditures	**$ 4,352**	$ 857	$ 2,621	$ 2,261	$ 3,951

(1) Included in cost of sales in 2011 are restructuring and related charges of $416,000 for the conversion of the Stanleytown manufacturing facility to a warehouse and distribution center, the sale of the Martinsville, Virginia facility and other restructuring related cost. Included in 2010 cost of sales is $10.4 million for accelerated depreciation and restructuring and related charges, also related to the Stanleytown facility conversion. Included in cost of sales in 2009 is $5.2 million for restructuring and related charges for a warehouse consolidation, elimination of certain positions, and a write-down of inventories. Included in cost of sales in 2008 is $5.9 million for the consolidation of two manufacturing facilities into one. Included in cost of sales in 2007 is $3.6 million for the conversion of a manufacturing facility to a warehouse operation.

(2) Included in selling, general and administrative expenses in 2009 is $876 thousand and in 2008 is $1.4 million of restructuring charges.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

Significant declines in housing activity, consumer confidence and disposable income have led to depressed consumer demand for residential furniture. We began to see signs of this slowdown in early 2005 and it intensified through the early part of 2011 when demand began to show signs of stabilizing. As a result, our revenues have declined dramatically over this time period. In response to these deteriorating industry conditions, we took several significant steps over the last five years to align our cost structure and operating models with lower sales volumes.

- During 2007 and 2008, we consolidated various production and warehousing operations to improve asset utilization and production efficiencies at our Virginia facilities. The related pre-tax restructuring cost was $3.6 million in 2007 and $7.3 million in 2008.

- In 2009, pre-tax restructuring charges of $6.1 million were incurred for three major items. We ceased operations at our former Lexington, North Carolina warehouse facility with a $2 million pre-tax charge. The real estate was sold in early 2010. We eliminated approximately 25% of our salaried positions through a combination of early-retirement incentives and layoffs resulting in about $2 million of pre-tax charges. The remainder of about $2 million pre-tax restructuring expense was due to a write-down of inventories as a result of reducing the number of items offered in our adult product line.

- In the second half of 2009, we began implementing a strategy to differentiate our Young America product line. This led us to shift the production of sourced items from overseas to our domestic facilities. These items were primarily youth beds and cribs. This transition began in late 2009 and our Young America children's furniture product line is now exclusively manufactured in one facility in Robbinsville, North Carolina.

- In 2010, we concluded that demand for products in the premium segment resulted in a unit volume below that necessary to profitably operate a facility the size of ours in Stanleytown, Virginia. Accordingly, we transitioned the manufacturing of the Stanley Furniture product line from our Stanleytown, Virginia facility to several strategic offshore vendors and ceased manufacturing operations in December 2010. A pre-tax accelerated depreciation and restructuring related cost of $10.4 million was incurred in 2010. Also in December 2010 we sold our Stanleytown, Virginia property and leased back a substantial portion for five years to accommodate our anticipated warehousing needs. Simultaneously, we sold our Martinsville, Virginia facility and leased back the facility on a rent-free basis for an initial one-year term. The Martinsville transaction was accounted for as a financing arrangement. In late 2011, we agreed to a five year lease term that commenced at the end of the rent free period, December 31, 2011.

- In 2011, we evaluated our overall warehousing and distribution requirements for our Stanley Furniture product line. We concluded that with a distribution warehouse in Asia and our Martinsville, Virginia warehouse, we would have adequate space to service our Stanley Furniture product line. Therefore, included in the 2011 restructuring charges are $499,000 in future lease payments for the portions of the facility at Stanleytown, Virginia we no longer use. Currently we are using our leased Martinsville, Virginia facility and a portion of the leased facility at Stanleytown for domestic warehousing and distribution. We also lease a warehouse in Asia to assist with the distribution of our direct container program. During the first half of 2012, we expect to further reduce the warehouse footage required at our leased facility in Stanleytown, Virginia. This will result in an additional restructuring charge for the future lease commitment in the range of $400,000 to $600,000.

The above actions resulted in significant losses in 2009 and 2010 and to a lesser extent in 2011. However, the decisions made and changes endured during the economic downturn allowed us to shift our operational strategy so that we could respond to the demands of a new marketplace. The transition of our Stanley Furniture product line from a largely domestic operation to one that operates on an exclusively overseas manufacturing platform is now complete. Our transition away from overseas sources for our Young America product line made progress over the past year with significant improvements in our Robbinsville facility, and we believe we have dedicated the appropriate resources to improve efficiencies and processes.

We will continue to evaluate our warehousing and manufacturing capacity needs considering offshore sourcing opportunities, current and anticipated demand for our products, overall market conditions and other factors we consider relevant. Should further capacity reductions become necessary, this could cause additional restructuring charges in the future, however we remain committed to our distinct operating strategies for each product line. We will continue to focus on effective balance sheet management and cost control in 2012.

Results of Operations

2011 Compared to 2010

Net sales decreased $32.4 million, or 23.6%, in 2011 compared to 2010. The decrease was due primarily to lower unit volume. We believe the overall decline was the result of loss of market share and continued weakness in demand for residential wood furniture in the premium segment. We believe the loss of market share resulted from the transition caused by the major restructuring of our business. Partially offsetting the unit decline was higher average selling prices for our Young America products.

Gross profit in 2011 increased to $12.5 million, or 11.9% of net sales, from a loss of $16.1 million in 2010. Included in gross profit in 2011 and 2010 is $416,000 and $10.4 million, respectively, in restructuring and related charges. See Note 8 of the Notes to the Consolidated Financial Statements for further details on restructuring and related charges. The remaining improvement in gross profit for 2011 compared to 2010 resulted primarily from the Stanley product line operating with a globally sourced model with little fixed cost burden. Also contributing to the improved margins was the progression of operational improvements throughout the year in Robbinsville combined with higher average selling prices for Young America.

Selling, general and administrative expenses for 2011 were $19.3 million, or 18.4% of net sales, compared to $20.6 million, or 15.1% of net sales, in 2010. The decline in this expense is primarily due to the impact that lower sales has on variable selling expenses. Partially offsetting these lower costs were increased spending on marketing related expenses to educate the consumer on the reinvention of our product lines and increased bad debt expense. The higher percentage in 2011 is primarily due to lower sales.

During the first quarter of 2010, we completed an impairment analysis of goodwill and recognized a charge of $9.1 million, the entire amount of goodwill at the time.

As a result of the above, operating loss improved to $6.8 million in 2011 compared with an operating loss of $45.8 million in 2010.

We recorded income, net of legal expenses, of $4.0 million in 2011 from the receipt of funds under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) involving wooden bedroom furniture imported from China and other related payments compared to $1.6 million in 2010.

Interest expense in 2011 declined from 2010 due to the repayment of all outstanding debt in December 2010. Interest expense in the current year is composed of interest on insurance policy loans from a legacy deferred compensation plan and imputed interest on a lease related obligation.

Our effective tax rate for 2011 was essentially zero compared to a tax benefit rate of 8.3% in 2010. The 2011 rate is the result of using all available carry-back income and maintaining a full valuation allowance for our deferred tax assets in excess of our deferred tax liabilities. The effective tax benefit rate for 2010 was 8.3% which differs from the U.S. federal statutory rate of 35% because of the establishment of a deferred tax valuation allowance and to a lesser extent the goodwill impairment charge.

2010 Compared to 2009

Net sales decreased $23.4 million, or 14.6%, in 2010 compared to 2009. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand for the premium segment of residential wood furniture, which we believe was consistent with current economic and industry trends. We also believe some loss of market share resulting from the transition caused by the major restructuring of our business contributed to the decline. Partially offsetting the unit decline was higher average selling prices for our Young America products.

Gross profit in 2010 decreased to a loss of $16.1 million from a profit of $1.8 million in 2009. Included in gross profit in 2010 and 2009 is $10.4 million and $5.2 million, respectively, in restructuring and related charges. See Note 8 of the Notes to the Consolidated Financial Statements for further details on restructuring and related charges. The remaining decline in gross profit for 2010 compared to 2009, resulted primarily from lower sales and production levels, manufacturing inefficiencies and increased cost of transitioning approximately one-third of our Young America product line revenues from overseas vendors into our Robbinsville, North Carolina production facility, and inefficiencies associated with ceasing manufacturing at our Stanleytown, Virginia facility. Partially offsetting these factors were lower expenses resulting from previous restructuring efforts, on-going cost reductions, and increased selling prices in the second half of 2010 on our Young America product line.

Selling, general and administrative expenses for 2010 decreased $6.0 million compared to 2009, due primarily to lower selling expenses resulting from lower sales and cost reduction initiatives. Restructuring and related expenses of $876,000 are included in 2009.

During the first quarter of 2010, we determined that goodwill impairment indicators existed based on our first quarter operating loss and restructuring plans. Upon completing our impairment analysis, a goodwill impairment charge of $9.1 million, the entire amount of goodwill associated with the business, was recognized.

As a result of the above, operating loss was $45.8 million in 2010 compared to an operating loss of $24.9 million in 2009.

We recorded income of $1.6 million in 2010 from the receipt of funds under the CDSOA involving wooden bedroom furniture imported from China and other related payments, net of legal expenses, compared to $9.3 million in 2009.

Interest expense for 2010 declined from 2009 due to lower average debt levels, partially offset by higher interest rates on outstanding debt.

The effective tax benefit rate for 2010 was 8.3% which differs from the U.S. federal statutory rate of 35% due primarily to the establishment of a deferred tax valuation allowance and to a lesser extent the goodwill impairment charge.

Financial Condition, Liquidity and Capital Resources

Sources of liquidity include cash on hand and cash generated from operations. We expect these sources of liquidity to be adequate for ongoing expenditures and capital expenditures for the foreseeable future. We expect our ongoing efforts with our Young America product line to positively impact operating income and cash flows from operations in 2012. We believe that cash on hand will be adequate during 2012 in the event we do not generate cash from operations. In 2012, our capital projects will include continued investment to modernize our Young America manufacturing facility, investment in adequate finished goods inventory to support projected growth of our Stanley Furniture product line and the investment in systems and business intelligence tools that will allow us to convey timely, accurate and transparent information. We have the ability to delay or reduce planned capital expenditures should liquidity become more of a concern. At December 31, 2011 cash on hand was $17.3 million including $1.6 million in restricted cash.

Working capital, excluding cash and restricted cash, increased during 2011 to $28.8 million from $27.2 million on December 31, 2010. The increase was primarily the result of a build in finished goods inventory resulting from the transitioning of the Stanley Furniture product line to a completely offshore sourcing model. Partially offsetting the increase in inventories was a decrease in income tax receivables and other miscellaneous receivables.

Cash used by operations was $7.3 million in 2011 compared to cash used of $9.4 million in 2010 and $1.2 million in 2009. The decrease in cash used by operations in 2011 was primarily due to lower cash paid to suppliers and employees resulting from savings related to our operational transitions of our Stanley Furniture product line and improved operational efficiencies in our Young America product line. Also, contributing to the lower cash used from operations was higher average selling prices on our Young America product line, increased proceeds from the Continued Dumping and Subsidy Offset Act and lower interest payments. These improvements were partially offset by a decrease in cash received from customers due to lower sales and a reduction in income tax refunds. The increase in cash used by operations in 2010 was primarily due to lower receipts from customers due to lower sales and higher cash paid to suppliers and employees due to manufacturing inefficiencies, the incremental cost of transitioning approximately one-third of our Young America product line revenues from overseas into domestic facilities, and inefficiencies associated with ceasing production at our Stanleytown facility. Partially offsetting this increase was the receipt of tax refunds and increased prices on our Young America product line.

Net cash used by investing activities was $4.4 million in 2011 compared to cash provided of $4.8 million in 2010 and cash used of $1.3 million in 2009. Included in 2011 activity was a $1.6 million transfer of cash to restricted cash to secure letters of credit. Sale of assets provided cash of $1.6 million, $5.7 million and $1.3 million in 2011, 2010 and 2009, respectively. During 2011, we began a strategic investment program in our Young America operations which should improve our ability to service our customers and lower our costs. We invested $4.4 million in capital expenditures in 2011 compared to $857,000 in 2010 and $2.6 million in 2009. Capital expenditures in 2012 are anticipated to be approximately $4.0 million in support of the strategic investment in our Robbinsville, North Carolina manufacturing facility and we plan to invest approximately $3.0 million over the next two years in new systems.

Net cash provided by financing activities was $1.9 million in 2011 compared to cash used of $11.7 million in 2010 and cash provided of $318,000 in 2009. In 2011, proceeds from insurance policy loans provided cash of $2.0 million. In 2010, cash of $27.9 million was used to retire outstanding debt. Cash proceeds of $11.8 million (net of expenses) were received from the issuance of 4 million shares of our common stock. Proceeds of $2.4 million were received from the sale of our Martinsville, Virginia facility which was accounted for as a financing obligation. In 2009, proceeds from insurance policy loans were partially offset by debt service on outstanding debt.

The following table sets forth our contractual cash obligations and other commercial commitments at December 31, 2011 (in thousands):

	Payment due or commitment expiration				
	Total	Less Than 1 year	2-3 years	4-5 years	Over 5 years
Contractual cash obligations:					
Postretirement benefits other than pensions(1)	**$ 3,465**	$ 370	$ 651	$ 562	$ 1,882
Operating leases	**5,489**	1,357	2,647	1,485	
Capital lease	**894**	147	294	294	159
Total contractual cash obligations	**$ 9,848**	$ 1,874	$ 3,592	$ 2,341	$ 2,041
Other commercial commitments:					
Letters of credit	**$ 1,587**	$ 1,587			

(1) The RP-2000 Combined Health Mortality Table with generational mortality improvements were used in estimating future benefit payments, and the health care cost trend rate for determining payments is 9.0% for 2011 and gradually declines to 5.5% in 2018 where it is assumed to remain constant for the remaining years.

Not included in the above table is unrecognized tax benefits of $650,000, due to the uncertainty of the date of occurrence.

Continued Dumping and Subsidy Offset Act (CDSOA)

We received proceeds of $4.0 million, $1.6 million, and $9.3 million in 2011, 2010, and 2009, respectively, from CDSOA payments and other related payments, net of legal expenses. These payments came from the antidumping case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection (CBP) for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified affected domestic producers. Antidumping duties for merchandise entering the U.S. after September 30, 2007 remain with the U.S. Treasury.

Approximately $152 million of CDSOA funds that otherwise would have been available for distribution to qualifying affected domestic producers of wooden bedroom furniture were withheld by the government over the past five years, excluding 2011, as a result of two court cases involving challenges to the CDSOA on constitutional grounds. In 2009, the U.S. Court of Appeals for the Federal Circuit determined in one of those cases that the CDSOA does not violate the Constitution's free speech and equal protection guarantees. In May 2010, the U.S. Supreme Court denied a petition for certiorari that sought review of the Federal Circuit's decision. In 2010, the Federal Circuit also summarily dismissed the constitutional claims in the second of the two court cases. Other CDSOA-related cases specific to wooden bedroom furniture are pending before the U.S. Court of International Trade and the Federal Circuit. During the second quarter of 2011, we received $1.2 million in funds that were previously withheld due to pending litigation and then released following the dismissal of several of these constitutional claims. Also, for distributions made in the fourth quarter 2011 the government did not withhold any funds related to these remaining cases. The resolution of these remaining cases will have a significant impact on the amount of CDSOA funds that may be distributed to qualifying affected domestic producers of wooden bedroom furniture. Based on our allocation of the CDSOA funds distributed in each of the past six years, we could receive an additional $40 million of the remaining funds set aside by the government, although the extent to which and when such distributions ultimately may be received is uncertain. The fact that some claims were dismissed and funds distributed during the second quarter of 2011 and the fact that no funds were withheld from the fourth quarter 2011 distribution are not necessarily indications that the remaining funds withheld due to litigation will be distributed in the future.

According to CBP, as of October 1, 2011, approximately $9.1 million in duties had been secured by cash deposits and bonds on unliquidated entries of wooden bedroom furniture that are subject to the CDSOA, and this amount is potentially available for distribution under the CDSOA to eligible domestic manufacturers in connection with the case involving wooden bedroom furniture imported from China. The amount ultimately distributed will be impacted by appeals concerning the results of the annual administrative review process, which can retroactively increase or decrease the actual duties owed on entries secured by cash deposits and bonds, by collection efforts concerning duties that may be owed, and by any applicable legislation and CBP's interpretation of that legislation. Assuming that such funds are distributed and that our percentage allocation in future years is the same as it was for the 2011 distribution (approximately 30% of the funds distributed) and the $9.1 million collected by the government as of October 1, 2011 does not change as a result of the annual administrative review process or otherwise, we could receive approximately $2.7 million in CDSOA funds in addition to the funds held back and withheld pending the final resolution of the court cases discussed above.

Due to the uncertainty of the various legal and administrative processes, we cannot provide assurances as to the amount of additional CDSOA funds that ultimately will be received, if any, and we cannot predict when we may receive any additional CDSOA funds.

Critical Accounting Policies

We have chosen accounting policies that are necessary to accurately and fairly report our operational and financial position. Below are the critical accounting policies that involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts – We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We perform ongoing credit evaluations of our customers and monitor their payment patterns. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would reduce our earnings.

Inventory valuation – Inventory is valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method. We evaluate our inventory to determine excess or slow moving items based on current order activity and projections of future demand. For those items identified, we estimate our market value based on current trends. Those items having a market value less than cost are written down to their market value. If we fail to forecast demand accurately, we could be required to write off additional non-saleable inventory, which would also reduce our earnings.

Deferred Taxes -- We recognize deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statements and the tax basis of assets and liabilities given the enacted tax laws. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that the company will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

In preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters and applies a more likely than not criteria approach for recording tax benefits related to uncertain tax positions. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

Long-lived assets – Property, plant and equipment is reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods that would lower our earnings. Depreciation policy reflects judgments on the estimated useful lives of assets. If the estimated remaining useful lives of our assets decrease, we would be required to depreciate our assets more quickly, which would also lower our earnings.

Off-Balance Sheet Arrangements

We do not have transactions or relationships with "special purpose" entities, and we do not have any off-balance sheet financing other than normal operating leases primarily for warehousing, showroom and office space, and certain technology equipment.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

None of our foreign sales or purchases are denominated in foreign currency and we do not have any foreign currency hedging transactions. While our foreign purchases are denominated in U.S. dollars, a relative decline in the value of the U.S. dollar could result in an increase in the cost of products obtained from offshore sourcing and reduce our earnings, unless we are able to increase our prices for these items to reflect any such increased cost.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and schedule listed in items 15(a) (1) and (a) (2) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, our independent public accounting firm, as stated in their report, which is included on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information related to our directors is set forth under the caption "Election of Directors" of our proxy statement (the "2012 Proxy Statement") for our annual meeting of shareholders scheduled for April 18, 2012. Such information is incorporated herein by reference.

Information relating to compliance with section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of our 2012 Proxy Statement and is incorporated herein by reference.

Information relating to the Audit Committee and Board of Directors' determinations concerning whether a member of the Audit Committee of the Board is a "financial expert" as that term is defined under Item 407(d) (5) of Regulation S-K is set forth under the caption "Board and Board Committee Information" of our 2012 Proxy Statement and is incorporated herein by reference.

Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a code of ethics that applies to our associates, including the principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Our code of ethics is posted on our website at www.stanleyfurniture.com. Amendments to and waivers from our code of ethics will be posted to our website when permitted by applicable SEC and NASDAQ rules and regulations.

Item 11. Executive Compensation

Information relating to our executive compensation is set forth under the captions "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" of our 2012 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Our information relating to this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of our 2012 Proxy Statement. Such information is incorporated herein by reference.

Information concerning our equity compensation plan is included in Part II of this report under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Our information relating to this item is set forth under the caption "Compensation of Executive Officers – Employment Agreements and Related Transactions" and "Board and Board Committee Information" of our 2012 Proxy Statement. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Our information relating to this item is set forth under the caption "Independent Registered Public Accountants" of our 2012 Proxy Statement. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules – Intentionally Omitted

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

STANLEY FURNITURE COMPANY, INC.

January 31, 2012

By: /s/Glenn Prillaman
Glenn Prillaman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael P. Haley (Michael P. Haley)	Chairman and Director	January 31, 2012
/s/Glenn Prillaman (Glenn Prillaman)	President and Chief Executive Officer (Principal Executive Officer) and Director	January 31, 2012
/s/Micah S. Goldstein (Micah S. Goldstein)	Chief Operating and Financial Officer and Secretary (Principal Financial and Accounting Officer) and Director	January 31, 2012
/s/Dominic P. Dascoli (Dominic P. Dascoli)	Director	January 31, 2012
/s/T. Scott McIlhenny, Jr. (T. Scott McIlhenny, Jr.)	Director	January 31, 2012

STANLEY FURNITURE COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2011
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of the Directors and Stockholders of Stanley Furniture Company, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Richmond, Virginia
January 31, 2012

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash	**$ 15,700**	$ 25,532
Restricted Cash	**1,587**	
Accounts receivable, less allowances of $1,051 and $1,240	**10,252**	9,888
Inventories:		
Finished goods	**27,793**	20,855
Work-in-process	**1,213**	1,709
Raw materials	**2,078**	3,131
Total inventories	**31,084**	25,695
Prepaid expenses and other current assets	**3,380**	5,883
Income tax receivable		3,952
Deferred income taxes	**519**	1,021
Total current assets	**62,522**	71,971
Property, plant and equipment, net	**17,590**	15,980
Other assets	**496**	445
Total assets	**$ 80,608**	$ 88,396
LIABILITIES		
Current liabilities:		
Accounts payable	**$ 9,963**	$ 9,116
Accrued salaries, wages and benefits	**4,378**	4,805
Other accrued expenses	**2,115**	2,921
Lease related obligation		2,360
Total current liabilities	**16,456**	19,202
Deferred income taxes	**519**	1,021
Other long-term liabilities	**6,593**	6,378
Total liabilities	**23,568**	26,601
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $0.02 par value, 25,000,000 shares authorized, 14,524,015 and 14,344,679 shares issued and outstanding, respectively	**287**	287
Capital in excess of par value	**14,898**	14,433
Retained earnings	**42,037**	47,062
Accumulated other comprehensive loss	**(182)**	13
Total stockholders' equity	**57,040**	61,795
Total liabilities and stockholders' equity	**$ 80,608**	$ 88,396

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended December 31,		
	2011	2010	2009
Net sales	**$104,646**	$137,012	$160,451
Cost of sales	**92,175**	153,115	158,695
Gross profit (loss)	**12,471**	(16,103)	1,756
Selling, general and administrative expenses	**19,250**	20,625	26,666
Goodwill impairment charge	—	9,072	—
Operating loss	**(6,779)**	(45,800)	(24,910)
Income from Continued Dumping and Subsidy Offset Act, net	**3,973**	1,556	9,340
Other income, net	**112**	25	160
Interest income	**25**	3	45
Interest expense	**2,355**	3,537	3,748
Loss before income taxes	**(5,024)**	(47,753)	(19,113)
Income tax (benefit) expense	**1**	(3,963)	(7,362)
Net loss	**$ (5,025)**	$(43,790)	$(11,751)
Loss per share:			
Basic	**$ (.35)**	$ (4.11)	$ (1.14)
Diluted	**$ (.35)**	$ (4.11)	$ (1.14)
Weighted average shares outstanding:			
Basic	**14,345**	10,650	10,332
Diluted	**14,345**	10,650	10,332

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For each of the three years in the period ended December 31, 2011

(in thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balance at December 31, 2008	10,332	$ 207	$ 1,058	$ 102,603	$ (760)	$103,108
Net loss				(11,751)		(11,751)
Negative plan amendment, net of deferred income tax benefit of $130					209	209
Prior service cost, net of deferred income tax benefit of $326					526	526
Actuarial loss, net of deferred income tax expense of $138					(84)	(84)
Comprehensive loss						(11,100)
Stock-based compensation			839			839
Balance at December 31, 2009	10,332	207	1,897	90,852	(109)	92,847
Net loss				(43,790)		(43,790)
Prior service cost					(57)	(57)
Actuarial gain					179	179
Comprehensive loss						(43,668)
Exercise of stock options	13		116			116
Issuance of common stock	4,000	80	11,717			11,797
Stock-based compensation			703			703
Balance at December 31, 2010	14,345	287	14,433	47,062	13	61,795
Net loss				**(5,025)**		**(5,025)**
Prior service cost					**(177)**	**(177)**
Actuarial loss					**(18)**	**(18)**
Comprehensive loss						**(5,220)**
Fees related to issuance of common stock			**(40)**			**(40)**
Restricted stock grants	**179**					
Stock-based compensation			**505**			**505**
Balance at December 31, 2011	**14,524**	**$ 287**	**$ 14,898**	**$ 42,037**	**$ (182)**	**$ 57,040**

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Cash received from customers	**$103,295**	$142,481	$168,504
Cash paid to suppliers and employees	**(116,763)**	(158,560)	(171,349)
Cash from Continued Dumping and Subsidy Offset Act, net	**4,615**	2,232	7,443
Interest paid	**(2,094)**	(3,750)	(3,664)
Income tax refunds (payments)	**3,640**	8,195	(2,120)
Net cash used by operating activities	**(7,307)**	(9,402)	(1,186)
Cash flows from investing activities:			
Increase in restricted cash	**(1,587)**		
Capital expenditures	**(4,352)**	(857)	(2,621)
Proceeds from sale of assets	**1,570**	5,731	1,303
Other, net	**(38)**	(28)	
Net cash provided (used) by investing activities	**(4,407)**	4,846	(1,318)
Cash flows from financing activities:			
Repayment of senior notes		(27,857)	(1,429)
Capital lease payments	**(121)**		
Proceeds from lease related obligation		2,360	
Proceeds from exercise of stock options		116	
Proceeds from issuance of common stock		11,797	
Proceeds from insurance policy loans	**2,003**	1,845	1,747
Net cash provided (used) by financing activities	**1,882**	(11,739)	318
Net decrease in cash	**(9,832)**	(16,295)	(2,186)
Cash at beginning of year	**25,532**	41,827	44,013
Cash at end of year	**$ 15,700**	$ 25,532	$ 41,827

Reconciliation of net loss to net cash used by operating activities:

	2011	2010	2009
Net loss	**$ (5,025)**	$(43,790)	$(11,751)
Adjustments to reconcile net loss to net cash used by operating activities:			
Goodwill impairment charge		9,072	
Depreciation	**1,614**	9,357	5,908
Amortization	**29**	48	86
Inventory write-down			2,077
Deferred income taxes		1,305	(177)
Stock-based compensation	**505**	703	839
Other, net	**468**	657	
Changes in assets and liabilities:			
Accounts receivable	**(364)**	5,409	6,576
Inventories	**(5,389)**	11,530	8,042
Prepaid expenses and other current assets	**2,917**	508	(10,435)
Accounts payable	**847**	(2,517)	397
Accrued salaries, wages and benefits	**(205)**	(1,667)	1,580
Other accrued expenses	**(2,330)**	292	(2,875)
Other assets	**130**	87	66
Other long-term liabilities	**(504)**	(396)	(1,519)
Net cash used by operating activities	**$ (7,307)**	$ (9,402)	$ (1,186)

The accompanying notes are an integral part of the consolidated financial statements

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Organization and Basis of Presentation

The consolidated financial statements include Stanley Furniture Company, Inc. and our wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. We are a leading designer, manufacturer and importer of wood furniture exclusively targeted at the premium price range of the residential market.

We operate in one business segment. Substantially all revenues result from the sale of residential furniture products in the United States. Substantially all trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Subsequent events were evaluated through the date these financial statements were issued.

Cash Equivalents

Cash and short-term, highly-liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Revenue Recognition

Sales are recognized when products are shipped to customers. Revenue includes amounts billed to customers for shipping.

Inventories

Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized. Assets are reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of property, plant and equipment, which could result in impairment charges in future periods. Depreciation policy reflects judgments on the estimated useful lives of assets.

Income Taxes

Deferred income taxes are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. Interest and penalties on uncertain tax positions are recorded as income tax expense.

Fair Value of Financial Instruments

Accounting for fair value measurements requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

Earnings per Common Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share includes any dilutive effect of outstanding stock options and restricted stock calculated using the treasury stock method.

1. **Summary of Significant Accounting Policies (continued)**

Stock-Based Compensation

We record share-based payment awards at fair value on the grant date of the awards, based on the estimated number of awards that are expected to vest. The fair value of stock options was determined using the Black-Scholes option-pricing model. The fair value of the restricted stock awards was based on the closing price of the Company's common stock on the date of the grant.

Tariffs imposed on wooden bedroom furniture imported from China

Tariff expense is based on the most current rates published by the U.S. Department of Commerce. These rates are potentially subject to an administrative review process starting approximately one year after the publication date. The final amounts paid will depend on whether administrative reviews are performed and the outcome of those reviews, if any, on the vendors we purchase from.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

Significant Risks and Uncertainties

We periodically enter into restructuring activities to reduce costs and improve the results of our business (see Note 8). While we believe that our restructuring and business optimization efforts will be successful, we cannot predict with certainty the ultimate impact on our revenues, operating costs and cash flows from operations. Our current sources of liquidity include cash on hand and cash generated from operations. We expect these sources of liquidity to be adequate for ongoing expenditures and capital expenditures for the foreseeable future. Should our restructuring efforts not result in the expected improvements to operations and cash flow, we have the ability to reduce or eliminate planned capital expenditures. However, we believe that cash on hand will be adequate during 2012 in the event we do not generate cash from operations.

2. **Property, Plant and Equipment**

	Depreciable lives (in years)	(in thousands) 2011	2010
Land and buildings	20 to 50	**$ 13,896**	$ 19,096
Machinery and equipment	5 to 12	**27,277**	24,780
Office furniture and equipment	3 to 10	**1,168**	1,168
Construction in progress		**2,116**	1,139
Property, plant and equipment, at cost		**44,457**	46,183
Less accumulated depreciation		**26,867**	30,203
Property, plant and equipment, net		**$ 17,590**	$ 15,980

In early 2010, we sold our Lexington, North Carolina warehouse facility, which was closed in 2009. In December 2010 we sold our Stanleytown, Virginia facility. We leased back a substantial portion of the Stanleytown facility for a five year term that started in January 2011 and is accounted for as an operating lease.

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. Property, Plant and Equipment (continued)

During December 2010 we sold and leased back our Martinsville facility for one year starting in January 2011. Because we were leasing the building, but not required to pay rent, the building remained on the books at cost, and a lease-related obligation was recorded equal to the proceeds received. During the rent free period we recorded interest expense on the obligation at an incremental borrowing rate of 4.5% and increased the lease-related obligation by the same amount. At the end of the rent free period, December 31, 2011, we recognized the sale of the property and recorded $674,000 as a gain on the sale.

3. Goodwill

During the first quarter of 2010, we determined that indicators existed based on our first quarter loss and restructuring plans. Upon completing an impairment analysis as of April 3, 2010, taking into account the restructuring, an impairment charge of $9.1 million, the entire amount of goodwill was recognized.

4. Income Taxes

The provision for income tax expense (benefit) consists of (in thousands):

	2011	2010	2009
Current:			
Federal	**$ 32**	$ (5,605)	$ (6,398)
State	**(31)**	27	(329)
Total current	**1**	(5,578)	(6,727)
Deferred:			
Federal		1,476	(569)
State	—	139	(66)
Total deferred	—	1,615	(635)
Income tax expense (benefit)	**$ 1**	$ (3,963)	$ (7,362)

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2011	2010	2009
Federal statutory rate	**(35.0)%**	(35.0)%	(35.0)%
State tax, net of federal benefit	**(3.4)**	(1.4)	(1.6)
State tax credits and adjustments	**.6**	(.7)	(.8)
Increase in cash surrender value of life insurance policies	**(12.3)**	(1.2)	(2.8)
Tax-exempt interest	**.7**		(.1)
Increase to valuation allowance	**46.7**	23.3	1.5
Goodwill impairment		6.7	
Other, net	**2.7**		.3
Effective income tax rate	**0.0%**	(8.3)%	(38.5)%

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. **Income Taxes (continued)**

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow (in thousands):

	2011	2010
Current deferred tax assets:		
Accounts receivable	**$ 402**	$ 474
Employee benefits	**1,324**	1,248
Other accrued expenses	**257**	791
Financing obligation		903
Gross current deferred tax asset	**1,983**	3,416
Less valuation allowance	**(1,464)**	(2,395)
Net current deferred tax asset	**$ 519**	$ 1,021
Noncurrent deferred tax assets (liabilities)		
Property, plant and equipment	**$ (4,829)**	$ (4,944)
Employee benefits	**3,188**	3,004
Other noncurrent assets	**154**	245
AMT credit	**211**	
Net Operating Loss	**13,117**	9,877
Gross non-current deferred tax assets (liabilities)	**11,841**	8,182
Less valuation allowance	**(12,360)**	(9,203)
Net noncurrent deferred tax assets (liabilities)	**$ (519)**	$ (1,021)

We have U.S. federal and state net operating loss carry-forwards of approximately $35.3 million which are available to reduce future taxable income. The federal net operating loss will begin expiring in 2030 and the state net operating losses will expire at various times beginning in 2025.

During 2011, we recorded a non-cash charge to our valuation allowance of $2.2 million against our December 31, 2011 deferred tax assets. The primary assets which are covered by this valuation allowance are net operating losses in excess of the amounts which can be carried back to prior periods. The valuation allowance was calculated in accordance with the provisions of ASC 740, *Income Taxes*, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. Our results over the most recent three-year period were heavily affected by our business restructuring activities. Our cumulative loss in the most recent three-year period, in our view, represented sufficient negative evidence to require a valuation allowance. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Although realization is not assured, we have concluded that the remaining net deferred tax asset in the amount of $519,000 will be realized based on the reversal of existing deferred tax liabilities. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities. Should we determine that we will not be able to realize all or part of our deferred tax asset in the future, an adjustment to the deferred tax asset will be charged to income in the period such determination is made.

The unrecognized tax benefits activity for the year ended December 31 follow (in thousands):

	2011	2010
Unrecognized tax benefits balance at January 1	**$ 722**	$ 808
Gross increases for tax positions of prior years	**560**	300
Gross decreases for tax positions of prior years	**(632)**	(386)
Unrecognized tax benefits balance at December 31	**$ 650**	$ 722

4. **Income Taxes (continued)**

As of December 31, 2011 and 2010, we had approximately $361,000 and $392,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $489,000 at December 31, 2011 and $528,000 at December 31, 2010. The 2008, 2009 and 2010 tax year remain open to examination by major taxing jurisdictions. Our 2009 tax year is currently under examination by the Internal Revenue Service.

5. **Stockholders' Equity**

In December 2010, we issued 4,000,000 shares of common stock at $3.00 per share in a rights offering.

In addition to common stock, authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2011. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data (in thousands):

	2011	2010	2009
Weighted average shares outstanding for basic calculation	**14,345**	10,650	10,332
Dilutive effect of stock options			
Weighted average shares outstanding for diluted calculation	**14,345**	10,650	10,332

In 2011, 2010 and 2009, the dilutive effect of stock options and restricted shares was not recognized since we had a net loss. Approximately 1.8 million shares in 2011, 2.1 million shares in 2010 and 1.6 million shares in 2009 were issuable upon the exercise of stock options, which were not included in the diluted per share calculation because they were anti-dilutive. Also, 179,336 shares of restricted stock were not included because they were anti-dilutive.

6. **Stock Based Compensation**

As of December 31, 2011, there was approximately $1.9 million of unrecognized compensation cost related to unvested share-based compensation awards granted. That cost is expected to be recognized over the next four years.

Our stock option plans provide for the granting of stock options and stock awards up to an aggregate of 2,000,000 shares of common stock to employees and directors at prices equal to the market value of the stock on the dates the options were granted. The options granted have a term of 10 years from the grant date and granted options for employees vest ratably over a four to five year period. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. We have estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes pricing valuation model.

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. **Stock Based Compensation (continued)**

The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted follows:

	2011	2010	2009
Expected price volatility	**45.89%**	53.21%	42.97%
Risk-free interest rate	**1.34%**	2.30%	2.29%
Weighted average expected life in years	**5.7**	5.6	5.7
Dividend yield			3.0%
Forfeiture rate	**19.82%**	14.27%	15.21%

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield, forfeiture rate and the expected lives of the options. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

Stock option activity for the three years ended December 31, 2011, follows:

	Number of shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2008	1,201,796	$13.02	8.9	
Lapsed	(243,000)	9.61		
Granted	681,828	8.64		
Outstanding at December 31, 2009	1,640,624	$11.71	6.8	
Exercised	(12,500)	9.22		
Lapsed	(70,000)	9.43		
Expired	(175,000)	12.47		
Granted	710,530	3.40		
Outstanding at December 31, 2010	2,093,654	$ 8.91	7.6	
Lapsed	**(566,000)**	**11.14**		
Expired	**(164,000)**	**13.94**		
Granted	**451,302**	**3.38**		
Outstanding at December 31, 2011	**1,814,956**	**$ 6.39**	**7.1**	
Exercisable at December 31, 2011	**745,337**	**$ 9.86**	**7.0**	

At December 31, 2011, 178,696 shares were available for future grants and awards.

6. **Stock Based Compensation (continued)**

The average fair market value of options granted in 2011, 2010 and 2009, and cash proceeds, tax benefits and intrinsic value related to total stock options exercised during 2011 are as follows (in thousands, except per share data):

	2011	2010	2009
Average fair market value of options granted (per share)	**$ 1.51**	$ 1.72	$ 2.74
Proceeds from stock options exercised		$ 116	
Intrinsic value of stock options exercised		$ 126	

During 2011, restricted shares of 179,336 were awarded to certain executives. These shares vest on December 7, 2015 with the only condition for vesting is continued employment during the vesting period. The fair value of each award is amortized into compensation expense on a straight-line basis between the award date and the vesting date.

7. **Employee Benefits Plans**

Defined Contribution Plan

We maintain a defined contribution plan covering substantially all of our employees and make discretionary matching and profit sharing contributions. During the fourth quarter of 2009, we suspended employer contributions to the plan. Employer contributions will be reinstated beginning January 2012. The total plan cost, including employer contributions, was $84,000 in 2011, $89,000 in 2010, and $753,000 in 2009.

Supplemental Retirement Plan

The financial status of our Supplemental Retirement Plan at December 31 follows (in thousands):

	2011 Supplemental Plan	2010 Supplemental Plan
Change in benefit obligation:		
Beginning benefit obligation	**$ 1,956**	$ 1,925
Interest cost	**93**	101
Actuarial gain	**179**	94
Benefits paid	**(163)**	(164)
Ending benefit obligation	**2,065**	1,956
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**163**	164
Benefits paid	**(163)**	(164)
Ending fair value of plan assets		
Funded status	**$ (2,065)**	$ (1,956)
Amount recognized in the consolidated balance sheet:		
Current liabilities	**$ (162)**	$ (162)
Non current liabilities	**(1,903)**	(1,794)
Total	**$ (2,065)**	$ (1,956)

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. **Employee Benefits Plans (continued)**

Components of pension cost follow (in thousands):

	2011	2010	2009
Interest cost	**$ 92**	$ 101	$ 110
Net amortization and deferral	**179**	94	113
Total expense	**$ 271**	$ 195	$ 223

The assumptions used to determine the plans' financial status and pension cost were:

	2011	2010	2009
Discount rate for funded status	**4.15%**	4.90%	5.50%
Discount rate for pension cost	**4.90%**	5.50%	6.25%

Estimated future benefit payments for the supplemental retirement plan are $162,000 in 2012, $160,000 in 2013, $157,000 in 2014, $155,000 in 2015, $152,000 in 2016 and a total of $716,000 from 2017 through 2021.

Postretirement Benefits Other Than Pensions

We provided health care benefits to eligible retired employees between the ages of 55 and 65 and provide life insurance benefits to eligible retired employees from age 55 until death. During the fourth quarter of 2009, we announced the termination of our postretirement health care benefits for current employees effective January 1, 2010. In accordance with Employers' Accounting for Postretirement Benefits Other Than Pensions, we accounted for this discontinuation as a negative plan amendment and as a result reduced the accumulated benefit obligation by $1.3 million which will be amortized into net benefit cost over the participants average remaining service period. The plan's financial status at December 31, the measurement date, follows (in thousands):

	2011	2010
Change in benefit obligation:		
Beginning benefit obligation	**$ 1,658**	$ 1,964
Interest cost	**61**	82
Actuarial loss (gain)	**(143)**	(324)
Negative plan amendment		(61)
Plan participants' contributions	**199**	239
Benefits paid	**(375)**	(242)
Ending benefit obligation	**1,400**	1,658
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**176**	4
Plan participants' contributions	**199**	239
Benefits paid	**(375)**	(243)
Ending fair value of plan assets		
Funded status	**$(1,400)**	$(1,658)

7. **Employee Benefits Plans (continued)**

Amount recognized in the consolidated balance sheet (in thousands):

	2011	2010
Current liabilities	**$ 208**	$ 232
Non current liabilities	**1,192**	1,425
Total	**$ 1,400**	$ 1,657

Components of net periodic postretirement benefit cost were (in thousands):

	2011	2010	2009
Service cost			$ 61
Interest cost	**$ 61**	$ 82	177
Amortization of transition obligation	**(177)**	(153)	122
Amortization of net actuarial loss	**8**	47	23
Curtailment gain			(55)
Net periodic postretirement benefit cost	**$(108)**	$(24)	$328

The assumptions used to determine the plan's financial status and postretirement benefit cost:

	2011	2010	2009
Discount rate for funded status	**3.70%**	4.35%	4.75%
Discount rate for postretirement benefit cost	**4.35%**	4.75%	6.25%
Health care cost assumed trend rate for next year	**8.50%**	9.00%	9.50%
Rate that the cost trend rate gradually declines to	**5.50%**	5.50%	5.50%
Year that the rate reaches the rate it is assumed to remain at	**2018**	2018	2018

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2011 by approximately $4,000 and the annual postretirement benefit cost by approximately $200.

Estimated future benefit payments are $208,000 in 2012, $183,000 in 2013, $151,000 in 2014, $132,000 in 2015, $123,000 in 2016 and a total of $466,000 from 2017 through 2021.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2011, are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$571	$ 196
Prior service credit		(591)
Total	$571	$(395)

7. Employee Benefits Plans (continued)

The amounts in accumulated other comprehensive incomes that are expected to be recognized as components of net periodic benefit cost during 2012 are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$ 21	$ 7
Prior service credit		(177)
Total	$ 21	$ (170)

Deferred Compensation

We have a deferred compensation plan, funded with life insurance policies, which permitted certain management employees to defer portions of their compensation and earn a fixed rate of return. No deferrals have been made since 1991. The accrued liabilities relating to this plan of $1.3 million at December 31, 2011 and $1.4 million at December 31, 2010 are included in accrued salaries, wages and benefits and other long-term liabilities. The cash surrender value, net of policy loans ($19.2 million and $17.2 million at December 31, 2011 and 2010, respectively), is included in other assets. Policy loan interest of $2.2 million, $2.0 million, and $1.8 million was charged to interest expense in 2011, 2010 and 2009, respectively.

8. Restructuring and Related Charges

We periodically enter into restructuring activities to reduce costs and improve the results of our business. In 2011, we evaluated our overall warehousing and distribution requirements for our Stanley Furniture product line and concluded that only a portion of the leased warehouse in Stanleytown, Virginia would be required. Therefore, in the fourth quarter of 2011, we took a charge of $499,000 for the future lease payments related to the unused portion of the facility.

In 2010, we completed a major restructuring plan that consisted of the conversion of a portion of our Stanleytown manufacturing facility to a warehousing and distribution center and ceasing all production at this facility.

In 2009, we consolidated certain warehousing operations and ceased operating a free standing warehouse facility, eliminated certain positions through early retirement incentives and layoffs, and discontinued a significant number of slow moving items in our adult product line that led to a write-down of inventories.

The following table summarizes restructuring and related expenses for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Accelerated depreciation, asset write-down and equipment relocation	**$ 232**	$ 7,160	$1,613
Gain on sale of Martinsville facility (note 2)	**(674)**		
Lease obligation	**499**		
Severance and other termination cost	**17**	1,370	1,889
Inventory write-down		682	2,077
Other cost (income)	**342**	1,237	528
Total restructuring and related charges	**$ 416**	$10,449	$6,107

8. **Restructuring and Related Charges (continued)**

Classification of the above expenses in the consolidated statement of income are as follows (in thousands):

Cost of sales	**$ 416**	$10,449	$5,231
Selling, general and administrative expenses			876
Total restructuring and related charges	**$ 416**	$10,449	$6,107

Restructuring accrual activity for the years ended December 31, 2011 and 2010 follows (in thousands):

	Severance and other termination cost	Other cost	Total
Accrual January 1, 2010	$ 1,070		$ 1,070
Charges to expense	1,370	$ 740	2,110
Cash Payments	(1,201)	(10)	(1,211)
Accrual December 31, 2010	1,239	730	1,969
Charges (credits) to expense	**64**	**(447)**	**(383)**
Cash payments	**(1,246)**	**(233)**	**(1,479)**
Accrual December 31, 2011	**$ 57**	**$ 50**	**$ 107**

The restructuring accrual for severance and other employee termination cost is classified as "Other accrued expenses" and is expected to be paid in 2012.

9. **Income for Continued Dumping and Subsidy Offset Act (CDSOA)**

We recorded income of $4.0 million, $1.6 million, and $9.3 million in 2011, 2010 and 2009, respectively, from CDSOA payments and other related payments, net of legal expenses. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified domestic producers.

10. **Supplemental Schedule of Noncash Investing and Financing Activities**

	2011	2010	2009
Capital lease	**$973**		

11. **Commitments and Contingencies**

During 2011 we leased warehouse and distribution space, showroom and office space, and certain technology equipment. Rental expenses charged to operation were $1.8 million, $1.1 million and $1.2 million in 2011, 2010 and 2009 respectively.

Also during the year, we entered into a capital lease obligation for certain machinery and equipment. At December 31, 2011, the total capital lease obligation was $852,000, of which $135,000 was classified as a short-term liability, with the remaining $717,000 classified as a long-term liability. The asset carries a gross value of $973,000, with accumulated amortization of $68,000. The annual amortization expense is included in depreciation.

11. Commitments and Contingencies (continued)

At December 31, 2011, the future minimum lease payments for our current capital and operating leases were as follows (in thousands):

	Capital	Operating	Total
2012	$ 147	$ 1,357	$ 1,504
2013	147	1,311	1,458
2014	147	1,336	1,483
2015	147	1,053	1,200
2016	147	432	579
Thereafter	159		159
Total minimum lease payments	894	5,489	6,383
Less amount representing interest	42		42
Present value of total minimum lease payments	$ 852	$ 5,489	$ 6,341

During 2011 we entered into an agreement for the issuance of letters of credit to cover estimated exposures, most notably with workman's compensation claims. This agreement requires us to maintain a compensating balance with the issuer for the amounts outstanding. We currently have letters of credit outstanding in the amount of $1.6 million. The compensating balance amount is reflected as restricted cash on the balance sheet.

In the normal course of business, we are involved in claims and lawsuits, none of which currently, in management's opinion, will have a material adverse affect on our Consolidated Financial Statements.

12. Quarterly Results of Operations (Unaudited)

(in thousands, except per share data)

2011 Quarters:	**First**	**Second**	**Third**	**Fourth**
Net Sales	**$26,571**	**$27,393**	**$26,051**	**$24,631**
Gross income	**1,685**	**3,633**	**3,824**	**3,329**
Net (loss) income	**(3,929)(1)**	**(595)(1)(2)**	**(1,691)**	**1,190(1)(2)**
Net (loss) income per share:				
Basic	**$ (.27)**	**$ (.04)**	**$ (.12)**	**.08**
Diluted	**(.27)**	**(.04)**	**(.12)**	**.08**

2010 Quarters:	First	Second	Third	Fourth
Net Sales	$36,524	$37,902	$34,897	$27,689
Gross loss	(3,039)	(5,746)	(1,297)	(6,022)
Net loss	(19,073)(3)	(11,459)(1)	(4,934)(1)	(8,324)(1)(2)
Net loss per share:				
Basic	$ (1.85)	$ (1.11)	$ (.48)	(.73)
Diluted	(1.85)	(1.11)	(.48)	(.73)

(1) Includes restructuring and other charges and credits for the conversion of a portion of our largest manufacturing facility to a warehouse and distribution center. The 2011 impact was a first quarter charge of $768,000, second quarter credit of $277,000 and fourth quarter credit of $75,000. The 2010 impact was a second quarter charge of $3.2 million, third quarter charge of $1.5 million, and fourth quarter charge of $4.3 million.

(2) Continued Dumping and Subsidy Offset Act income totaled $1.1 million in 2011 second quarter, $2.9 million in 2011 fourth quarter and $1.4 million in 2010 fourth quarter, respectively.

(3) Includes a goodwill impairment charge of $9.1 million.

Historical Financial Data

(in thousands, except per share and employee data)

	Years Ended December 31,									
Income Statement:	**2011**	2010	2009	2008	2007	2006	2005	2004[4]	2003[4]	2002[4]
Net sales	$ **104,646**	$ 137,012	$ 160,451	$ 226,522	$ 282,847	$ 307,547	$ 333,646	$ 305,815	$ 265,263	$ 243,547
Cost of sales (1)	**92,175**	153,115	158,695	197,995	240,932	248,703	258,504	235,144	206,777	187,834
Restructuring charge (2)										3,548
Gross profit (loss)	**12,471**	(16,103)	1,756	28,527	41,915	58,844	75,142	70,671	58,486	52,165
Selling, general and administrative expenses (3)	**19,250**	20,625	26,666	32,375	34,578	36,115	37,700	35,983	32,270	29,804
Goodwill Impairment Charge		9,072								
Pension Termination Charge					6,605					
Operating income (loss)	**(6,779)**	(45,800)	(24,910)	(3,848)	732	22,729	37,442	34,688	26,216	22,361
Income from Continued Dumping and Subsidy Offset Act, net	**3,973**	1,556	9,340	11,485	10,429	4,419				
Other income (expense)	**112**	25	160	308	265	297	288	188	203	219
Interest expense, net	**2,330**	3,534	3,703	3,211	2,679	1,710	1,825	2,343	2,748	3,090
Income (loss) before income taxes	**(5,024)**	(47,753)	(19,113)	4,734	8,747	25,735	35,905	32,533	23,671	19,490
Income tax (benefit)	**1**	(3,963)	(7,362)	998	2,845	8,954	12,674	11,744	8,521	6,919
Net income (loss)	$ **(5,025)**	$ (43,790)	$ (11,751)	$ 3,736	$ 5,902	$ 16,781	$ 23,231	$ 20,789	$ 15,150	$ 12,571
Basic earnings (loss) per share	$ **(0.35)**	$ (4.11)	$ (1.14)	$ 0.36	$ 0.56	$ 1.44	$ 1.82	$ 1.65	$ 1.20	$ 0.95
Diluted earnings (loss) per share	$ **(0.35)**	$ (4.11)	$ (1.14)	$ 0.36	$ 0.55	$ 1.41	$ 1.77	$ 1.59	$ 1.17	$ 0.93
Dividends paid per share				$ 0.40	$ 0.40	$ 0.32	$ 0.24	$ 0.20	$ 0.10	
Income statement ratios and other data:										
Gross profit as a percent of net sales (1)	**11.9%**	-11.8%	1.1%	12.6%	14.8%	19.1%	22.5%	23.1%	22.0%	21.4%
Operating income as a percent of net sales	**-6.5%**	-33.4%	-15.5%	-1.7%	0.3%	7.4%	11.2%	11.3%	9.9%	9.2%
Net income as a percent of net sales	**-4.8%**	-32.0%	-7.3%	1.6%	2.1%	5.5%	7.0%	6.8%	5.7%	5.2%
Income taxes as a percentage of pretax income	**0.0%**	8.3%	38.5%	21.1%	32.5%	34.8%	35.3%	36.1%	36.0%	35.5%
Depreciation and amortization	$ **1,643**	$ 9,405	$ 5,994	$ 8,853	$ 9,054	$ 5,837	$ 5,670	$ 5,622	$ 5,783	$ 7,693
Balance sheet and other data:										
Cash, including restrictred cash	$ **17,287**	$ 25,532	$ 41,827	$ 44,013	$ 31,648	$ 6,269	$ 12,556	$ 7,632	$ 2,509	$ 9,227
Inventories	**31,084**	25,695	37,225	47,344	58,086	59,364	69,961	73,658	54,638	54,158
Current maturities of long-term debt			1,429	1,429	1,428	2,857	2,857	4,257	7,014	6,914
Working capital (excluding cash, restricted cash & current maturities of LT debt)	**28,779**	27,237	46,879	54,475	61,632	68,624	81,501	85,192	68,960	60,631
Total assets	**80,608**	88,396	150,462	165,871	173,731	162,678	190,488	188,888	164,203	172,485
Long-term debt including current maturities			27,857	29,286	30,714	8,571	11,428	15,685	22,700	29,614
Stockholders' equity	**57,040**	61,795	92,847	103,108	102,851	109,647	132,749	127,265	102,558	99,687
Capital expenditures	**4,352**	857	2,621	2,261	3,951	4,196	4,986	1,718	1,243	1,037
Ratio of total debt to total capitalization (5)			23.1%	22.1%	23.0%	7.3%	7.9%	11.0%	18.1%	22.9%
Domestic Employees	**540**	650	1,450	1,500	1,800	2,200	2,500	2,600	2,500	2,600
Stock repurchases:										
Shares					639	1,423	1,057		1,131	317
Total cost					13,557	33,576	22,993		14,788	3,066
Closing stock price	$ **2.99**	$ 3.11	$ 10.15	$ 7.90	$ 12.00	$ 21.45	$ 23.18	$ 22.48	$ 15.75	$ 11.63

(1) Included in cost of sales in 2011 is $416,000 of restructuring and other charges related to the 2010 plant closure.
Included in cost of sales in 2010 is $10.4 million of restructuring and related charges for a plant closure.
Included in cost of sales in 2009 is $5.2 million of restructuring and related charges for a warehouse consolidation, elimination of certain positions and write-down of inventories.
Inlcuded in cost of sales in 2008 is $5.9 million for the consolidation of two manufacturing facilities into one. Included in cost of sales in 2007 is $3.6 million for the conversion of a manufacturing facility to a warehouse operation.

(2) We recorded restructuring and related charges in 2002 of $3.5 million.

(3) Included in selling, general and administrative expenses in 2009 is $876 thousand of restructuring charges. Included in 2008 is $1.4 million for restructuring charges.

(4) Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend on June 6, 2005.

(5) Total capitalization includes total debt and shareholders' equity.

Directors, Officers and Stockholder Information

Directors and Officers

Michael P. Haley (A.C.N.)
Chairman
Managing Director, Fenway Resources

D. Paul Dascoli (A.C.N.)
Director
Sr. Vice President & Chief Financial Officer, EXPRESS, Inc.

T. Scott McIlhenny, Jr. (A.C.N.)
Director
Principal, Northstar Travel Media, LLC

Glenn Prillaman
President and Chief Executive Officer
Director

Micah S. Goldstein
Chief Operating and Financial Officer, Secretary
Director

Committees:
A – Audit
C – Compensation and Benefits
N – Corporate Governance and Nominating

Stockholder Information

Legal Counsel
McGuireWoods LLP
Richmond, VA 23219

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150
continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
Richmond, VA 23219

Stock Listing
NASDAQ Stock Market - GS
Symbol - **STLY**

Corporate Headquarters
Stanley Furniture Company, Inc.
4100 Mendenhall Oaks Parkway, Suite 200
High Point, NC 27265
Tel: 276-627-2010
Email: investor@stanleyfurniture.com

Web site
stanleyfurniture.com

Annual Meeting
April 18, 2012, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Form 10-K, Other Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our Web site or e-mail: investor@stanleyfurniture.com


SFC

ADDRESS 4100 MENDENHALL OAKS PKWY, SUITE 200, HIGH POINT, NC 27265 **TELEPHONE** 276.627.2565 **FACSIMILE** 276.629.5114